Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2022 FINANCIAL RESULTS

ATHENS, Greece, May 6, 2022 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2022.

Highlights

Three-month periods ended March 31,
	2022	2021	Increase
Revenues	$73.4 million	$38.1 million	93%
Expenses	$40.2 million	$24.2 million	66%
Net Income	$25.1 million	$10.9 million	130%
Net Income per common unit	$1.26	$0.57	121%
Average number of vessels[1]	21.0	15.2	38%

•	Announced common unit distribution of $0.15 for the first quarter of 2022.

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the first quarter of 2022 were $44.6 million and $13.5 million, respectively.

•	Repurchased 89,345 of the Partnership’s common units, at an average cost of $15.67 per unit.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of First Quarter 2022 Results

Net income for the quarter ended March 31, 2022 was $25.1 million, compared with net income of $10.9 million for the first quarter of 2021. After taking into account the interest attributable to the general partner, net income per common unit for the quarter ended March 31, 2022, was $1.26, compared to net income per common unit of $0.57 for the first quarter of 2021.

Total revenue was $73.4 million for the quarter ended March 31, 2022 compared to $38.1 million during the first quarter of 2021. The increase in revenue was primarily attributable to the net increase in the average number of vessels in our fleet by 38%. This was driven by the acquisition of three 5,100 Twenty-foot Equivalent Unit (“TEU”) containers in February 2021, which generated $4.1 million of total revenue during the first quarter of 2022, compared to $1.6 million during the period from February 2021 to the end of the first quarter of 2021 and by the acquisition of six Liquefied Natural Gas Carrier vessels (“LNG/Cs”) during the second half of 2021 contributing $37.6 million of total revenue in the first quarter of 2022, partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the sale of the M/V ‘Adonis’ in December 2021.

Total expenses for the quarter ended March 31, 2022 were $40.2 million, compared to $24.2 million in the first quarter of 2021. Voyage expenses for the quarter ended March 31, 2022 increased to $3.6 million, compared to $2.2 million in the first quarter of 2021, primarily due to the net increase in the average size of our fleet and the increase in the voyage expenses incurred by one of the vessels in our fleet employed under voyage charters, compared to the respective period in 2021. Total vessel operating expenses during the first quarter of 2022 amounted to $16.7 million, compared to $9.2 million during the first quarter of 2021. The increase in vessel operating expenses was mainly due to the net increase in the average size of our fleet following the acquisition of the three 5,100 TEU containers in February 2021 and the acquisition of six LNG/Cs during the second half of 2021. Total expenses for the first quarter of 2022 also included vessel depreciation and amortization of $18.4 million, compared to $11.1 million in the first quarter of 2021. The increase in depreciation and amortization during the first quarter of 2022 was mainly attributable to the net increase in the average size of our fleet. General and administrative expenses for the first quarter of 2022 amounted to $1.5 million as compared to $1.7 million in the first quarter of 2021.

Total other expense, net for the quarter ended March 31, 2022 was $8.0 million compared to $3.1 million for the first quarter of 2021. Total other expense, net includes interest expense and finance cost of $10.3 million for the first quarter of 2022, as compared to $3.4 million for the first quarter of 2021. The increase in interest expense and finance cost was attributable to the increase in the Partnership’s total outstanding indebtedness. Total other expenses, net include a foreign exchange gain from the translation of the €150.0 million Senior Unsecured Bond (the “Bond”) issued on the Athens Exchange in the fourth quarter of 2021 into US dollars as of March 31, 2022.

Capitalization of the Partnership

As of March 31, 2022, total cash amounted to $49.6 million. Total cash includes restricted cash of $10.6 million, which represents the minimum liquidity requirement under our financing arrangements and the Bond.

As of March 31, 2022, total partners’ capital amounted to $546.4 million, an increase of $20.9 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the quarter ended March 31, 2022 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $3.0 million and the repurchase of the Partnership’s common units for an aggregate amount of $1.4 million.

As of March 31, 2022, the Partnership’s total debt, gross of deferred financing charges, was $1,291.4 million, reflecting a decrease of $26.0 million compared to $1,317.4 million as of December 31, 2021. The decrease is attributable to the scheduled principal payments during the period of $22.5 million and the decrease by $3.5 million of the Bond translated into US dollars as of March 31, 2022.

Operating Surplus

Operating surplus for the quarter ended March 31, 2022 amounted to $44.6 million, compared to $37.9 million for the previous quarter ended December 31, 2021 and $24.5 million for the first quarter of 2021. We allocated $31.1 million to the capital reserve, in line with the previous quarter. Operating surplus for the quarter ended March 31, 2022, after the quarterly allocation to the capital reserve, was $13.5 million.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container and LNG industry in general. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the first quarter of 2022, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.2 million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the continued distribution and effect of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Uncertainties caused by the Russo-Ukrainian War

The recent conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Currently, the LNG/C market is expected to benefit in the medium to long run from the energy market disruption that the Russo-Ukraine war has created (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to see the Partnership’s improved profitability and cash flow generation compared to the same quarter last year, primarily as a result of the full financial impact of the six latest technology LNG carriers we acquired during the second half of 2021. Our decision to diversify our asset base into the LNG market has proven very timely, as the LNG charter market fundamentals, as well as LNG/C vessel values have been on the rise, in view of the turmoil in energy markets caused by the Russo-Ukraine war”.

“At the same time, we continue to return capital to our unitholders both through our quarterly unit distribution of 15 cents per quarter, as well as through our unit buyback program, while we stay on course for additional acquisitions, which we expect to be accretive to our distributable cash flow and will allow us to further grow our presence in the LNG and container markets”.

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years. As of March 31, 2022, the Partnership has repurchased 471,595 common units since the launching of the unit repurchase plan on February 19, 2021, at a total cost of $5.9 million or at an average price of $12.48 per unit, including 89,345 common units that were purchased during the first quarter of 2022 at an average price of $15.67 per unit.

Quarterly Common Unit Cash Distribution

On April 27, 2022, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2022 payable on May 12, 2022 to common unit holders of record on May 6, 2022.

Market Commentary Update

Container Market

The containership market continued to climb to new highs in early 2022, with charter rates and freight rates remaining close to all-time highs amid strong trade volumes. With a 279% year-over-year increase by late March 2022, Clarkson’s time charter rate index stood at a record 434 points. Despite indices of typical freight rates having eased in recent weeks, they still stand at substantially higher levels compared to the 2020 average (up to 8 times more on key routes), while liner operators reported record financial results for 2021.

Analysts estimate that the container trade grew by 6.3% in 2021, in terms of TEU, on the back of strong consumer spending (especially in the US), with growth expected to ease to 3.0 % in 2022, followed by 2.6% in 2023, due to growing economic headwinds exacerbated by the Russo-Ukraine war, higher energy prices and an expected “normalisation” of logistics lines. The container vessel orderbook stands at 26.5% of the total fleet, compared to 22.9% at the end of the fourth quarter of 2021.

LNG Carrier Charter Market

The LNG charter market experienced a softer spot market in the first quarter of 2022 after a strong finish in the previous year. Easing conditions in the spot market come on the back of a shift in gas pricing dynamics, with a greater share of US cargoes heading to Europe compared to previous years, as the Russo-Ukraine war has caused Europe to reduce reliance upon Russian natural gas and compete for LNG imports. We expect that the LNG/C spot charter market will continue to remain sensitive to shifts in the balance of the US cargoes being exported to Europe and Asia during the remainder of 2022.

As of quarter end, the LNG fleet orderbook stood at 33% of the total fleet with 37 new orders placed within the quarter. Simultaneously, the current price of a newbuilding vessel has increased to more than $225.0 million with very few slots on offer for 2025 onwards. An additional 37 vessels have been fixed on period charters at increasingly higher rates in the first quarter, while several on-going and upcoming multi-year charter tenders are expected to further absorb the available newbuild tonnage. Currently, analysts assess the one-year time charter market for a 2-stroke LNG/C at excess $140,000 per day, as period charter rates continue to climb on the back of a vast geopolitical sentiment shift and strong LNG demand fundamentals.

Conference Call and Webcast

Today, May 6, 2022, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners”.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including six latest generation LNG/Cs, 11 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions, COVID-19 and the Russia-Ukraine conflict on financial condition and operations of CPLP and the container and LNG/C industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).

These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2021, filed on April 27, 2022. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and net income per unit)

	For the three-month periods ended March 31,
	2022	2021
Revenues	73,356	38,143

Expenses:
Voyage expenses	3,564	2,239
Vessel operating expenses	14,443	7,935
Vessel operating expenses - related parties	2,259	1,282
General and administrative expenses	1,549	1,651
Vessel depreciation and amortization	18,371	11,080

Operating income	33,170	13,956

Other income / (expense), net:
Interest expense and finance cost	(10,338)	(3,380)
Other income, net	2,317	303

Total other expense, net	(8,021)	(3,077)

Partnership’s net income	25,149	10,879

General Partner’s interest in Partnership’s net income	441	201
Common unit holders’ interest in Partnership’s net income	24,708	10,678
Net income per:
Common unit, basic and diluted	1.26	0.57
Weighted-average units outstanding:
Common units, basic and diluted	19,373,881	18,179,048

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$38,954	$20,373
Trade accounts receivable	3,047	6,025
Prepayments and other assets	6,330	4,835
Inventories	5,740	5,009
Claims	957	1,442

Total current assets	55,028	37,684

Fixed assets
Vessels, net	1,764,366	1,781,858

Total fixed assets	1,764,366	1,781,858

Other non-current assets
Above market acquired charters	44,589	48,605
Deferred charges, net	1,838	2,771
Restricted cash	10,612	10,614
Prepayments and other assets	3,721	3,638

Total non-current assets	1,825,126	1,847,486

Total assets	$1,880,154	$1,885,170

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 payable to related party as of March 31, 2022 and December 31, 2021)	$97,962	$97,879
Trade accounts payable	9,091	9,823
Due to related parties	3,442	2,785
Accrued liabilities	11,425	11,395
Deferred revenue	8,754	8,919

Total current liabilities	130,674	130,801

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of March 31, 2022 and December 31, 2021)	1,185,559	1,211,095
Derivative liabilities	3,947	3,167
Below market acquired charters	13,589	14,643

Total long-term liabilities	1,203,095	1,228,905

Total liabilities	1,333,769	1,359,706

Commitments and contingencies	—	—

Total partners’ capital	546,385	525,464

Total liabilities and partners’ capital	$1,880,154	$1,885,170

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	25,149	10,879
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	18,371	11,080
Amortization of deferred financing costs	568	371
Amortization / accretion of above / below market acquired charters	2,962	1,837
Equity compensation expense	136	504
Change in fair value of derivatives	780	—
Unrealized Bond exchange differences	(3,545)	—
Changes in operating assets and liabilities:
Trade accounts receivable	2,978	(318)
Prepayments and other assets	(1,227)	(458)
Inventories	(731)	257
Claims	485	(297)
Trade accounts payable	1,364	(446)
Due to related parties	657	2,276
Accrued liabilities	593	32
Deferred revenue	(165)	(546)
Dry-docking costs paid	—	(13)

Net cash provided by operating activities	48,375	25,158

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(860)	(35,988)
Expenses related to the sale of vessels paid	(1,984)	—

Net cash used in investing activities	(2,844)	(35,988)

Cash flows from financing activities:
Proceeds from long-term debt	—	30,030
Deferred financing costs paid	(112)	(353)
Payments of long-term debt	(22,476)	(9,302)
Repurchase of common units	(1,403)	(1,400)
Dividends paid	(2,961)	(1,897)

Net cash (used in) / provided by financing activities	(26,952)	17,078

Net increase in cash, cash equivalents and restricted cash	18,579	6,248

Cash, cash equivalents and restricted cash at beginning of period	30,987	54,336

Cash, cash equivalents and restricted cash at end of period	49,566	60,584

Supplemental cash flow information
Cash paid for interest	8,589	2,895
Non-Cash Investing and Financing Activities
Seller’s Credit Agreement	—	6,000
Capital expenditures included in liabilities	539	1,326
Capitalized dry-docking costs included in liabilities	123	1,636
Deferred financing costs included in liabilities	—	300
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	38,954	52,084
Restricted cash – non-current assets	10,612	8,500

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	49,566	60,584

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, unrealized Bond exchange differences, change in fair value of derivatives, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2022	For the three-month period ended December 31, 2021	For the three-month period ended March 31, 2021
Partnership’s net income	25,149	40,021	10,879

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation, amortization, unrealized Bond exchange differences and change in fair value of derivatives[1]	16,310	16,485	11,954
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,118	2,808	1,651
Gain on sale of vessel	—	(21,428)	—

Operating Surplus prior to capital reserve	44,577	37,886	24,484

Capital reserve	(31,064)	(31,019)	(10,128)

Operating Surplus after capital reserve	13,513	6,867	14,356

Increase in recommended reserves	(10,467)	(3,906)	(12,472)

Available Cash	3,046	2,961	1,884

[1]	Depreciation, amortization, unrealized Bond exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bond exchange differences; and

•	Change in fair value of derivatives